SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

-----------------------------------------------------

In the Matter of
                                                CERTIFICATE
New Century Energies, Inc.
                                                          OF
File No.  70-9007
                                                NOTIFICATION
(Public Utility Holding Company
Act of 1935)

----------------------------------------------------



      This Certificate of Notification is filed by New Century Energies, Inc. ("NCE"), a Delaware corporation, pursuant to Rule 24. Such filing is made pursuant to NCE's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and the orders of the Securities and Exchange Commission (the "Commission") dated August 1, 1997 (HCAR No. 26750) (the "Order") and May 14, 1998 (HCAR No. 26872) in the above-referenced file. The Order directed that NCE file with the Commission certificates pursuant to Rule 24 on a quarterly basis within 60 days from the end of the first three quarters and within 90 days from the end of the last calendar quarter. As such, this certificate reports transactions from October 1, 1998 through December 31, 1998 (the "Fourth Quarter").

1.)   NCE common stock - New Issue
      NCE issued 2,500,000 shares of common stock, par value $.01 on November 4, 1998 ("Common Stock"). On November 4, 1998, the purchase price of the Common Stock was $46.80 per share and the market price of the Common Stock was $48.4375 per share.

2.) NCE common stock - dividend reinvestment plan and employee benefit plans NCE issued 188,695 shares under its dividend reinvestment plan and 71,118 shares under its employee benefit plans.

3.)   Guarantees issued
      The following guarantees were issued during the Fourth Quarter of 1998.

Guarantor      Benefiting          Amount      Matures     Purpose
               Subsidiary
--------------------------------------------------------------------------------
NCE            e prime, inc.       $1,000,000  10/01/99    Energy purchases
                                                           and financial
                                                           contracts
NCE            e prime, inc.       $2,000,000  10/05/99    Energy purchases
                                                           and financial
                                                           contracts
NCE            e prime, inc.       $  500,000  10/05/99    Energy purchases
                                                           financial contracts
NCE            e prime, inc.       $1,500,000  10/08/99    Energy purchases
                                                           and financial
                                                           contracts
NCE            e prime, inc.       $1,000,000  10/31/99    Energy purchases
                                                           and financial
                                                           contracts
NCE            e prime, inc.       $  500,000  10/13/99    Energy purchases
                                                           and financial
                                                           contracts
NCE            e prime, inc.       $1,000,000  10/31/99    Energy purchases
                                                           and financial
                                                           contracts
NCE            e prime, inc.       $3,000,000  11/23/99    Energy purchases
                                                           and financial
                                                           contracts
NCE            e prime, inc.       $5,000,000  11/30/99    Energy purchases
                                                           and financial
                                                           contracts
NCE            e prime, inc.       $2,000,000  12/03/99    Energy purchases
                                                           and financial
                                                           contracts
NCE            e prime,            $2,000,000  12/31/99    Energy purchases
               inc./Texas-Ohio Gas                         and financial
                                                           contracts
NCE            e prime, inc.       $  100,000  Continuing  Energy purchases
                                                           and financial
                                                           contracts



4.)   Short term debt issued

      NCE borrows and repays short-term debt on an on-going basis. As of December 31, 1998 NCE had $36,450,000 in short-term debt outstanding at a cost of 6.113% and maturities ranging from January 4, 1999 to January 6, 1999.


5.) Financings consummated by any Utility Subsidiary not exempt under Rule 52

      On an on-going basis Cheyenne Light Fuel and Power Company (Cheyenne) borrows and repays short-term debt to NCE. As of December 31, 1998 Cheyenne had $15,875,000 in short-term debt outstanding at a cost of 5.32%.




6.) Financings consummated by any Nonutility Subsidiary not exempt under Rule 52

      Certain inter-company notes are issued and repaid on an on-going basis. As of December 31, 1998 the following such inter-company notes were outstanding:

                                            Amount                  Interest
Lender              Borrower                Outstanding  Maturity   Rate
--------------------------------------------------------------------------------
NC Enterprises,     e prime, inc.           $10,900,000  Open       5.32%
Inc.

NCE                 New Century Services,   $25,150,000  Open       5.32%
                    Inc.

NCE                 New Century             $19,475,000  Open       5.32%
                    Enterprises, Inc.

NC Enterprises,     Natural Fuels           $  2,000,000 Open       5.32%
Inc.                Corporation

NC Enterprises,     Planergy, Inc.          $  2,481,350 Open       5.32%
Inc.

e prime, inc.       Texas-Ohio Gas, Inc.    $11,550,000  Open       5.32%






7.) Forms U-6B-2 filed with the Commission


   Filing Entity               Date Filed            Securities Issued
--------------------------------------------------------------------------------
Public Service Company of      11/25/98           PS Colorado Credit
Colorado                                          Corporation Medium-Term Notes
Public Service Company of      12/01/98           PS Colorado Credit
Colorado                                          Corporation Medium-Term Notes

8.)   Balance Sheets

      The consolidated balance sheet of NCE as of December 31, 1998 is incorporated by reference. Such balance sheet was filed with NCE's Form 10-K for December 31, 1998 (file number 1-12927).

      The following balance sheets as of December 31, 1998 are attached as:

Exhibit 1   Cheyenne Light Fuel and Power Company
Exhibit 2   New Century Services, Inc.
Exhibit 3   New Century Enterprises, Inc. and Subsidiaries
Exhibit 4   New Century Enterprises, Inc. - Stand Alone
Exhibit 5   Natural Fuels Corporation
Exhibit 6   e prime, inc. and subsidiaries
Exhibit 7   e prime, inc. - Stand Alone
Exhibit 8   Texas-Ohio Gas, Inc.
Exhibit 9 Balance Sheet of Planergy, Inc. filed under confidential treatment pursuant to Rule 104 (b).


9.)   Registration Statements
      None

                                          New Century Energies, Inc.


      Dated:  March 31, 1999              By: /s/  Nancy E. Felker
                                              --------------------
                                          Nancy E. Felker
                                          Assistant Treasurer

                CHEYENNE LIGHT FUEL AND POWER COMPANY                 Exhibit 1
                       UNAUDITED BALANCE SHEET
                       (Thousands of Dollars)
                         December 31, 1998


                             ASSETS

 Property, plant and equipment, at cost:                                104,702
      Less:  accumulated depreciation                                   (32,691)
                                                                     -----------
        Total property, plant and equipment                              72,011
                                                                     -----------

 Investments, at cost:                                                       11
                                                                     -----------

 Current assets:
      Cash and temporary cash investments                                   690
      Accounts receivable                                                 3,312
      Accrued unbilled revenues                                           1,192
      Recoverable purchased gas and electric energy costs - net           3,393
      Materials and supplies, at average cost                               587
      Gas in underground storage, at cost (LIFO)                            845
      Prepaid expenses and other                                             21
                                                                     -----------
        Total current assets                                             10,040
                                                                     -----------

 Deferred charges:
      Regulatory assets                                                     549
      Unamortized debt expense                                              613
      Other                                                                 651
                                                                     -----------
        Total deferred charges                                            1,813
                                                                     -----------

      Total assets                                                       83,875
                                                                     ===========


                  CAPITAL AND LIABILITIES

 Common stock                                                             3,000
 Retained earnings (deficit)                                             19,011
                                                                     -----------
      Total common equity                                                22,011
 Long-term debt                                                          29,000
                                                                     -----------
      Total capital                                                      51,011
                                                                     -----------

 Noncurrent liabilities                                                     734
                                                                     -----------

 Current liabilities:
      Notes payable and commercial paper                                 15,875
      Accounts payable                                                    6,858
      Customers' deposits                                                   292
      Accrued taxes                                                         (84)
      Accrued interest                                                      401
      Current portion of accumulated deferred income taxes                  269
      Other                                                                 884
                                                                     -----------
        Total current liabilities                                        24,495
                                                                     -----------

 Deferred credits:
      Customers' advances for construction                                  779
      Unamortized investment tax credits                                  1,248
      Accumulated deferred income taxes                                   5,575
      Other                                                                  33
                                                                     -----------
        Total deferred credits                                            7,635
                                                                     -----------

      Total capital & liabilities                                        83,875
                                                                     ===========

                     NEW CENTURY SERVICES, INC.                       Exhibit 2
                UNAUDITED CONSOLIDATED BALANCE SHEET
                       (Thousands of Dollars)
                         December 31, 1998


                             ASSETS

 Property, plant and equipment, at cost                                    (118)
                                                                     -----------

 Current assets:
      Cash and temporary cash investments                                   451
      Accounts receivable                                                32,638
      Accrued taxes receivable                                              598
      Prepaid expenses and other                                         20,910
                                                                     -----------
        Total current assets                                             54,597
                                                                     -----------

 Deferred charges                                                         1,366
                                                                     -----------

      Total assets                                                       55,845
                                                                     ===========


                  CAPITAL AND LIABILITIES

 Common stock                                                                 1
 Retained earnings (deficit)                                                  -
                                                                     -----------
      Total capital                                                           1
                                                                     -----------

 Current liabilities:
      Notes payable and commercial paper                                 25,150
      Accounts payable                                                   11,593
      Other                                                              14,103
                                                                     -----------
        Total current liabilities                                        50,846
                                                                     -----------

 Deferred credits:
      Accumulated deferred income taxes                                   1,376
      Other                                                               3,622
                                                                     -----------
        Total deferred credits                                            4,998
                                                                     -----------

      Total capital & liabilities                                        55,845
                                                                     ===========

           NEW CENTURY ENTERPRISES, INC. AND SUBSIDIARIES             Exhibit 3
                UNAUDITED CONSOLIDATED BALANCE SHEET
                       (Thousands of Dollars)
                         December 31, 1998


                             ASSETS

 Property, plant and equipment, at cost                                  46,438
      Less:  accumulated depreciation                                   (20,453)
                                                                     -----------
        Total property, plant and equipment                              25,985
                                                                     -----------

 Investments, at cost:
      Investment in unconsolidated subsidiaries                         340,874
      Other                                                              37,022
                                                                     -----------
        Total investments                                               377,896
                                                                     -----------

 Current assets:
      Cash and temporary cash investments                                33,018
      Accounts receivable                                               101,063
      Notes receivable from associated companies                          9,000
      Accrued taxes receivable                                            9,506
      Materials and supplies                                              3,860
      Prepaid expenses and other                                         10,890
                                                                     -----------
        Total current assets                                            167,337
                                                                     -----------

 Deferred charges                                                        52,829
                                                                     -----------

      Total assets                                                      624,047
                                                                     ===========


                  CAPITAL AND LIABILITIES

 Common stock                                                           155,366
 Retained earnings (deficit)                                             22,036
 Accumulated comprehensive income                                         7,764
                                                                     -----------
      Total common equity                                               185,166
 Long-term debt                                                           2,796
 Notes payable to associated companies                                  331,131
                                                                     -----------
      Total capital                                                     519,093
                                                                     -----------

 Noncurrent liabilities                                                      81
                                                                     -----------

 Current liabilities:
      Notes payable and commercial paper
      Long-term debt due within one year                                  3,571
      Accounts payable                                                   31,605
      Accounts payable - associated companies                            27,905
      Customers' deposits                                                   694
      Current portion of accumulated deferred income taxes                 (195)
      Other                                                              18,914
                                                                     -----------
        Total current liabilities                                        82,494
                                                                     -----------

 Deferred credits:
      Accumulated deferred income taxes                                  20,717
      Other                                                               1,662
                                                                     -----------
        Total deferred credits                                           22,379
                                                                     -----------

      Total capital & liabilities                                       624,047
                                                                     ===========

                    NEW CENTURY ENTERPRISES, INC.                     Exhibit 4
                UNAUDITED BALANCE SHEET - STAND ALONE
                       (Thousands of Dollars)
                         December 31, 1998


                             ASSETS

 Investments, at cost:
      Investment in unconsolidated subsidiaries                         518,078
      Notes receivable from associated companies                          2,000
                                                                     -----------
        Total investments                                               520,078
                                                                     -----------

 Current assets:
      Cash and temporary cash investments                                    91
      Accounts receivable                                                 2,616
      Notes receivable from associated companies                         10,900
      Accrued taxes receivable                                              325
                                                                     -----------
        Total current assets                                             13,932
                                                                     -----------

 Deferred charges                                                           174
                                                                     -----------

      Total assets                                                      534,184
                                                                     ===========


                  CAPITAL AND LIABILITIES

 Common stock                                                           155,366
 Retained earnings (deficit)                                             22,036
 Accumulated comprehensive income                                         7,764
                                                                     -----------
      Total common equity                                               185,166
 Notes payable to associated companies                                  331,131
                                                                     -----------
      Total capital                                                     516,297
                                                                     -----------

 Current liabilities:
      Accounts payable to associated companies                           17,887
                                                                     -----------
        Total current liabilities                                        17,887
                                                                     -----------

      Total capital & liabilities                                       534,184
                                                                     ===========

                      NATURAL FUELS CORPORATION                       Exhibit 5
                UNAUDITED CONSOLIDATED BALANCE SHEETS
                       (Thousands of Dollars)
                         December 31, 1998


                             ASSETS

 Property, plant and equipment, at cost:                                  6,027
      Less:  accumulated depreciation                                    (2,208)
                                                                     -----------
        Total property, plant and equipment                               3,819
                                                                     -----------

 Investments, at cost:                                                      474
                                                                     -----------

 Current assets:
      Cash and temporary cash investments                                   445
      Accounts receivable                                                 4,017
      Materials and supplies                                              1,505
      Prepaid expenses and other                                             64
                                                                     -----------
        Total current assets                                              6,031
                                                                     -----------

 Deferred charges:                                                         (120)
                                                                     -----------

      Total assets                                                       10,204
                                                                     ===========


                  CAPITAL AND LIABILITIES

 Common stock                                                            15,680
 Retained earnings (deficit)                                            (11,677)
                                                                     -----------
      Total common equity                                                 4,003
 Long-term debt                                                               5
                                                                     -----------
      Total capital                                                       4,008
                                                                     -----------

 Current liabilities:
      Notes payable and commercial paper                                  2,000
      Long-term debt due within one year                                     15
      Accounts payable                                                    2,548
      Current portion of accumulated deferred income taxes                  (23)
      Other                                                                 692
                                                                     -----------
        Total current liabilities                                         5,232
                                                                     -----------

 Deferred credits:
      Accumulated deferred income taxes                                     846
      Other                                                                 118
                                                                     -----------
        Total deferred credits                                              964
                                                                     -----------

      Total capital & liabilities                                        10,204
                                                                     ===========


      Note that the amounts reflect November 30, 1998 balances which are included in the December 31, 1998 consolidation as Natural Fuels operates on a one month lag.

                   E PRIME, INC. AND SUBSIDIARIES                     Exhibit 6
                UNAUDITED CONSOLIDATED BALANCE SHEETS
                       (Thousands of Dollars)
                         December 31, 1998


                             ASSETS

 Property, plant and equipment, at cost:                                  3,350
      Less:  accumulated depreciation                                      (986)
                                                                     -----------
        Total property, plant and equipment                               2,364
                                                                     -----------

 Investments, at cost:
      Investment in unconsolidated subsidiaries                           7,805
      Other                                                                 870
                                                                     -----------
        Total investments                                                 8,675
                                                                     -----------

 Current assets:
      Cash and temporary cash investments                                 4,478
      Accounts receivable                                                49,292
      Accrued taxes receivable                                              381
      Materials and supplies                                              1,116
      Prepaid expenses and other                                            225
                                                                     -----------
        Total current assets                                             55,492
                                                                     -----------

 Deferred charges                                                        15,351
                                                                     -----------

      Total assets                                                       81,882
                                                                     ===========


                  CAPITAL AND LIABILITIES

 Common stock                                                            37,198
 Retained earnings (deficit)                                             (9,366)
                                                                     -----------
      Total common equity                                                27,832
 Long-term debt                                                              61
                                                                     -----------
      Total capital                                                      27,893
                                                                     -----------

 Current liabilities:
      Notes payable and commercial paper                                 10,900
      Long-term debt due within one year                                    115
      Accounts payable                                                   27,498
      Customers' deposits                                                   683
      Other                                                               8,969
                                                                     -----------
        Total current liabilities                                        48,165
                                                                     -----------

 Deferred credits:
      Accumulated deferred income taxes                                   5,824
                                                                     -----------
        Total deferred credits                                            5,824
                                                                     -----------

      Total capital & liabilities                                        81,882
                                                                     ===========

                            E PRIME, INC.                             Exhibit 7
                UNAUDITED BALANCE SHEET - STAND ALONE
                       (Thousands of Dollars)
                         December 31, 1998


                             ASSETS

 Property, plant and equipment, at cost:                                  1,725
      Less:  accumulated depreciation                                      (651)
                                                                     -----------
        Total property, plant and equipment                               1,074
                                                                     -----------

 Investments, at cost:
      Investment in unconsolidated subsidiaries                          15,183
      Other                                                                 870
                                                                     -----------
        Total investments                                                16,053
                                                                     -----------

 Current assets:
      Cash and temporary cash investments                                 3,907
      Accounts receivable                                                27,571
      Notes receivable from associated companies                         11,550
      Prepaid expenses and other                                            436
                                                                     -----------
        Total current assets                                             43,464
                                                                     -----------

 Deferred charges                                                           202
                                                                     -----------

      Total assets                                                       60,793
                                                                     ===========


                  CAPITAL AND LIABILITIES

 Common stock                                                            37,198
 Retained earnings (deficit)                                             (9,366)
                                                                     -----------
      Total common equity                                                27,832
 Long-term debt                                                              61
                                                                     -----------
      Total capital                                                      27,893
                                                                     -----------

 Current liabilities:
      Notes payable and commercial paper                                 10,900
      Long-term debt due within one year                                    115
      Accounts payable                                                   20,193
      Other                                                               1,710
                                                                     -----------
        Total current liabilities                                        32,918
                                                                     -----------

 Deferred credits                                                           (18)
                                                                     -----------

      Total capital & liabilities                                        60,793
                                                                     ===========

                        TEXAS OHIO GAS, INC.                          Exhibit 8
                UNAUDITED CONSOLIDATED BALANCE SHEETS
                       (Thousands of Dollars)
                         December 31, 1998


                             ASSETS

 Property, plant and equipment, at cost:                                    991
      Less:  accumulated depreciation                                      (181)
                                                                     -----------
        Total property, plant and equipment                                 810
                                                                     -----------

 Current assets:
      Cash and temporary cash investments                                   565
      Accounts receivable                                                25,954
      Accrued taxes receivable                                              381
      Materials and supplies                                                844
      Prepaid expenses and other                                             61
                                                                     -----------
        Total current assets                                             27,805
                                                                     -----------

 Deferred charges                                                        13,304
                                                                     -----------

      Total assets                                                       41,919
                                                                     ===========


                  CAPITAL AND LIABILITIES

 Common stock                                                            11,388
 Retained earnings (deficit)                                             (7,802)
                                                                     -----------
      Total capital                                                       3,586
                                                                     -----------

 Current liabilities:
      Notes payable and commercial paper                                 11,550
      Accounts payable                                                   14,373
      Customers' deposits                                                   673
      Other                                                               7,252
                                                                     -----------
        Total current liabilities                                        33,848
                                                                     -----------

 Deferred credits                                                         4,485
                                                                     -----------

      Total capital & liabilities                                        41,919
                                                                     ===========